Exhibit 3.78

LIMITED LIABILITY COMPANY AGREEMENT

OF

NEWS OF WORCESTER LLC

a Massachusetts Limited Liability Company

Dated as of October 7, 2004

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ARTICLE VIII TRANSFERS OF INTERESTS IN LLC AND MANAGER		17
8.01	General Restrictions on Transfer	17

ARTICLE IX MISCELLANEOUS PROVISIONS		18
9.01	Notices	18
9.02	Word Meanings; Schedules	18
9.03	Binding Provisions	18
9.04	Applicable Law	18
9.05	Arbitration	19
9.06	Counterparts	19
9.07	Separability of Provisions	20
9.08	Article and Section Titles	20
9.09	Amendments	20
9.10	No Third Party Beneficiaries	20
9.11	Publicity	20
9.12	Entire Agreement	20

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NEWS OF WORCESTER LLC

LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT of NEWS of Worcester LLC (the “LLC”), dated as of October 7,2004, by Casella Waste Systems, Inc., a Delaware corporation, as the sole Member of the LLC (“Casella”, or the “Member”), and Mass. Environmental Associates, Inc., a Massachusetts corporation, as the sole Manager of the LLC (“MEA” or the “Manager”).

ARTICLE I

DEFINITIONS

The following capitalized terms used in this Agreement shall have the respective meanings ascribed to them below:

“AAA” has the meaning given it in Section 9.05.

“Act” means the Massachusetts Limited Liability Company Act, as amended from time to time.

“Affiliate” means, with respect to any specified Person, (i) any Person that directly or indirectly controls, is controlled by, or is under common control with such specified Person or (ii) with respect to any specified Person who is an individual, any Person that is a member of the immediate family of the specified Person.

“Agreement” means this Limited Liability Company Agreement as it may be amended, supplemented or restated from time to time.

“Approved Budget” has the meaning given it in Section 6.03(c).

“Appointing Authority” has the meaning given it in Section 9.05.

“Acceptable Materials” means materials that may be delivered to and reused at the Landfill as part of the Project (as hereinafter defined), as permitted by the CAD, the Contract, and subsequent DEP approvals; such materials may include, but are not limited to, Soils and Fines and Residuals.

“Average Tipping Fees” means the average tipping fees for Soils placed at the Landfill as Acceptable Materials, calculated on a monthly basis.

“Budget” has the meaning given to it in Section 6.03(a).

“CAD” means the Corrective Action Design prepared by MEA and mutually agreed to by MEA and the Member, to be submitted to the DEP pertaining to the Project, including without limitation the closure and/or recapping of the Landfill.

“Capital Account” means a separate account maintained for the Member and adjusted in accordance with Treasury Regulations under Section 704 of the Code.

“Capital Contribution” means any contribution by the Member to the capital of the LLC.

“Casella” means Casella Waste Systems, Inc., a Delaware corporation.

“Casella Reserved Acceptable Materials” means up to 600,000 tons of Fines and Residuals for first 1.5 million cubic yards of the Project; and up to 300,000 tons for each 750,000 cubic yards of additional capacity approved.

“Certificate” means the Certificate of Organization of the LLC filed under and pursuant to the Act with the office of the Secretary of the State of the Commonwealth of Massachusetts, as it may, from time to time, be amended in accordance with the Act.

“City” means the City of Worcester, Massachusetts.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Contract” means the Exclusive License and Access Agreement between MEA (as hereinafter defined) and the City, dated August 14, 2003, pertaining to the assessment, remediation, re-capping and closure of the Landfill, as it may be amended and in effect from time to time.

“DEP” means the Massachusetts Department of Environmental Protection, an agency of the Commonwealth of Massachusetts.

“Developments” has the meaning given it in Section 6.07.

“Fines and Residuals” means construction and demolition debris processed fines and residuals that meet the definition of “Acceptable Material” as defined in the Contract and that have been approved by DEP to be placed at the Landfill.

“Landfill” means the 100.8 acre landfill site situated off of Greenwood Street, Worcester, Massachusetts, as more specifically identified in the Contract.

“Landfill Capping” means the construction at the Landfill of the final impermeable cap, vegetative support and drainage materials, and associated stormwater drainage structures in accordance with applicable engineering designs and the performance standards set forth at 310 CMR 19.112.

“LLC” has the meaning given it in the introductory paragraph hereof.

“Manager” means MEA as of the date hereof.

“MEA” means Mass, Environmental Associates, Inc., a Massachusetts corporation, the initial sole Manager of the LLC.

“Member” means any Person executing this Agreement as of the date hereof as a member and any Person who becomes an additional, substitute or replacement Member as permitted by this Agreement, in each such Person’s capacity as (and for the period during which such Person serves as) a Member of the LLC.

“Net Profits” and “Net Losses” mean the taxable income or loss, as the case may be, for a period as determined in accordance with Code Section 703(a) computed with such adjustments as are determined as appropriate by the Member.

“Permit” or “Permits” means one or more approvals issued by the DEP for each phase of the Project, as may be amended or modified from time to time by the DEP.

“Person” means any corporation, limited or general partnership, limited liability company, trust, unincorporated association, any other entity or organization, governmental agency, bureau, department or other body, or an individual.

“Project” has the meaning given it in Section 2.04.

“Soils” means all Acceptable Materials other than Fines and Residuals.

“Transfer” and any grammatical variation thereof shall refer to any sale, exchange, redemption, assignment, conveyance, license, sublicense, encumbrance, hypothecation, gift, pledge, grant of a security interest, or other transfer, disposition or alienation in any way (whether voluntarily, involuntarily or by operation of law). Transfer shall specifically include assignments and distributions resulting from death, incompetency, bankruptcy, insolvency, liquidation and dissolution.

ARTICLE II

GENERAL

2.01 Name of the LLC. The name of the LLC is “NEWS of Worcester LLC”. The LLC shall conduct business under such name or, upon compliance with applicable laws, any other name approved by the Member and MEA, The name of the LLC, and any other name under which the LLC does business, may be changed at any time or from time to time by the Member and MEA.

2.02 Office of the LLC; Agent for Service of Process. The address of the registered office of the LLC in the Commonwealth of Massachusetts is 115 Washington Street, Holliston, Massachusetts 01746. The name and address of the resident agent for service of process on the LLC in the Commonwealth of Massachusetts is CT Corporation System, 101 Federal Street, Boston, MA 02110. With the prior written approval of MEA, the Member may establish places of business of the LLC within and without the Commonwealth of Massachusetts, as and when required by the LLC’s business and in furtherance of its purposes set forth in Section 2.04 hereof, and the Member, with the prior written approval of MBA, may appoint agents for service of process in all jurisdictions in which the LLC shall conduct business. With the prior written approval of MEA, the Member may cause the LLC to change from time to time its resident agent for service of process, or the location of its registered office in the Commonwealth of Massachusetts.

2.03 Principal Office; Foreign Qualifications. The initial principal office of the LLC shall be located at 25 Greens Hill Lane, Rutland, VT 05702-0866, which location may be changed at any time or from time to time by the Member. The Member shall cause to be filed such certificates and documents as may be necessary or appropriate to comply with the Act and any other applicable requirements for the operation of a limited liability company in accordance with the laws of any jurisdictions in which the LLC shall conduct business, and shall continue to do so for so long as the LLC conducts business therein; provided that the Member shall use its best efforts to provide the Manager with a copy of such certificates and documents prior to any such filing.

2.04 Purposes. The general character of the business of the LLC is to undertake, operate and complete the cap repair project at the Greenwood Street Landfill (the “Landfill”) located in Worcester, Massachusetts, and assess and potentially remediate the westerly portion of the Landfill (the ‘‘Project”), pursuant to the provisions of this Agreement, and in compliance with the Contract.

2.05 Sole Member. Casella is the sole Member of the LLC. Additional Members may be admitted to the LLC by express prior consent of the Member and, other than in the event of the admission of any entity which is a direct or indirect wholly-owned subsidiary of Casella, upon prior written notice to, and approval by, MEA.

2.06 Term. The LLC commenced upon the effectiveness of the Certificate and shall have a perpetual existence, unless and until it is dissolved and terminated; provided, however, that the LLC may not be dissolved and its affairs wound up until the earlier to occur of (a) the release of the Landfill Capping obligations under the Performance Bond; (b) the election by Casella not to continue with the Project as set forth in Section 3.01 below; or (c) upon the written agreement of the Member and MEA.

2.07 Liability of Member. Except as otherwise specified herein, including without limitation the payments or other financial or other similar obligations of the Member or the LLC hereunder, the liability of the Member for the losses, debts and obligations of the LLC shall be limited to its Capital Contributions; provided, however, that under applicable law, the Member may under certain circumstances be liable to the LLC to the extent of previous distributions made to it in the event that the LLC does not have sufficient assets to discharge its liabilities. Without limiting the foregoing, (i) the Member, in its capacity as a Member, shall not have any liability or obligation to restore any negative balance in its Capital Account, and (ii) the failure of the LLC to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Member for liabilities of the LLC.

2.08 No Partnership. The LLC is not intended to be a general partnership, limited partnership or joint venture, and no Member or Manager shall be considered to be a partner or joint venturer of any other Member or Manager, and this Agreement shall not be construed to suggest otherwise.

2.09 Title to LLC Property; Assignment of Contract. All property owned by the LLC, whether real or personal, tangible or intangible, shall be deemed to be owned by the LLC as an entity, and no Member, individually, shall have any ownership of such property. The LLC may hold any of its assets in its own name or in the name of its nominee, which nominee may be one or more trusts. Any property held by a nominee trust for the benefit of the LLC shall, for purposes of this Agreement, be treated as if such property were directly owned by the LLC.

MEA agrees to use commercially reasonable efforts to obtain all necessary approvals to have the Contract assigned to the LLC prior to the issuance of a Permit that allows reuse of Fines and Residuals at the Landfill, provided that the method of such efforts shall be determined in the sole discretion of MEA, and in connection therewith, all communications shall be made, and all actions taken, solely by MBA or its designated representatives or agents, MEA agrees that its commercially reasonable efforts shall include seeking to eliminate the last sentence of Section 8 of the Contract in connection with the assignment, and to obtain the consent of the City to the pledge by the LLC of a security interest in the Contract as provided in the following paragraph. Subject to the foregoing, the failure or inability of MEA to gain approval to have the Contract assigned to the LLC and/or to eliminate the last sentence of Section 8 of the Contract shall not be deemed a default by MEA for any purpose under this Agreement, and, subject to the Member’s rights under Section 3.01(b) below, this Agreement and the obligations of the parties hereto shall continue in full force and effect regardless of whether the Contract has been assigned to the LLC by MEA.

If and to the extent that the Contract is assigned to the LLC by MEA, the Contract shall not be assigned or encumbered without the consent of MEA (provided that the LLC may grant a security interest in the Contract as security for its institutional debt obligations as may be outstanding from time to time); provided, however, that upon a finding of a material default by the Member or the LLC of its obligations to MEA hereunder (which such default has not been cured by the Member or the LLC within 20 days after written notice thereof by MEA to the Member and the LLC) by an arbitrator pursuant to Section 9.05 of this Agreement, the Contract automatically and without the need for any further action of the parties hereto shall be assigned to MEA, and any and all right, title or interest in and to the Contract shall revert to MEA, and any right, title or interest of the LLC or the Member in or to the Contract shall terminate and be of no further force or effect. In such an event, the LLC and the Member shall automatically be released from all obligations to MEA or the LLC, as the case may be, under this Agreement first arising after the date of such assignment to MEA (without limiting the liability of the LLC and the Member for the default). Upon a finding of a material default by MEA of its obligations to the Member or the LLC hereunder (which such default has not been cured by MEA within 20 days after written notice thereof by the LLC to MEA) by an arbitrator pursuant to Section 9.05 of this Agreement, all rights of MEA hereunder shall, at the written election of the LLC or the Member, cease from and after the date of such election, including with respect to any rights to payment hereunder, any rights to take action under the Contract, and any rights to consent or withhold consent to any action of the Member or the LLC, and MEA shall automatically be released from all obligations to the LLC and the Member under this Agreement first arising after the date of such termination of rights (without limiting the liability of MEA for the default).

2.10 Representations and Warranties. Each Member and Manager hereby represents and warrants to each other and to the LLC, as of the date hereof, that:

(a) such Member or Manager is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is duly qualified and in good standing as a foreign entity in each jurisdiction where the nature of its business requires such qualification;

(b) such Member or Manager has full power and authority to enter into this Agreement and to perform its obligations hereunder;

(c) the execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of such Member or Manager;

(d) this Agreement has been duly executed and delivered by such Member or Manager;

(e) the authorization, execution, delivery and performance by such Member or Manager of this Agreement does not, in any material respect, (i) require any consent or approval of, or any notice to or filing with, any other Person (other than any consents, approvals, notices and filings obtained or made, as the case may be, as of or prior to the date hereof), or (ii) conflict with any other agreement or arrangement to which such Member or Manager is a party or by which it is bound; and

(f) this Agreement constitutes a valid, binding and enforceable agreement of such Member or Manager.

2.11 Representations of MEA. MEA hereby represents and warrants to Casella and to the LLC, as of the dale hereof, that the Contract is in full force and effect and will not take any action so as to invalidate the Contract until the Contract is assigned to the LLC and is a legal, valid, binding and enforceable obligation of or against each party thereto. Neither MEA nor, to MEA’s knowledge, the City, has breached or defaulted under the Contract, and there exists no condition or event which, after notice or lapse of time or both, would constitute any such breach or default MEA will use reasonable best efforts to fulfill all of its obligations under the Contract and will not consent to any amendment of the Contract without the prior written consent of the Member, which consent shall not be unreasonably withheld, conditioned or delayed.

2.12 Representations of Casella. Casella represents and warrants that it is duly authorized to make, and can lawfully make, the Capital Contributions necessary to enable the LLC to make the payments more particularly described in Article III below and for the Member to perform each of its obligations set forth in this Agreement.

ARTICLE III

PAYMENTS BY THE LLC

3.01 Payments by the LLC. The LLC and Casella shall be jointly and severally responsible for making the following payments:

(a) Initial Payment. On the date hereof, in consideration of MEA’s commitment to use commercially reasonable efforts to assign the Contract to the LLC, the LLC shall pay MEA the amount of $500,000 (“Initial Payment”);

(b) Continuation Payment. Within five business days following such time as (i) DEP issues the first Permit pursuant to the CAD providing for at least 600,000 tons of Fines and Residuals and (ii) the Contract is assigned to the LLC, in consideration of such assignment, the LLC shall pay to MEA the amount of $500,000 (the “Continuation Payment”). Notwithstanding the preceding sentence, the LLC may elect to waive such requirements by written notice to MEA and proceed with the Project, in which case, the LLC shall make the Continuation Payment. Alternately, if such Permit provides for less than 600,000 tons of Fines and Residuals and/or if the Contract is not assigned to the LLC, Casella and the LLC may elect, by written notice to MEA within 10 days, not to continue with the Project, in which case the LLC shall be dissolved and its affairs wound up, and neither Casella nor the LLC shall have any obligation to make the Continuation Payment or any other payments required by this Agreement, including any right to reuse Soils or Fines and Residuals.

If Casella and the LLC elect not to continue with the Project, then Casella and its Affiliates shall be entitled to dispose of up to 61,111 tons of Soils or 27,500 tons of Fines and Residuals, at no charge, at any one or more of MEA’s projects located at the Landfill, Stoughton, Massachusetts or Wilmington, Massachusetts or at any other facility affiliated with MEA, in each case as such location or locations are determined by Casella. Notwithstanding the foregoing, if such capacity is not made available to Casella and its Affiliates on a timely basis, then MEA shall pay to Casella, within 60 days after notice thereof from Casella to MEA, an amount equal to $500,000 less a pro-rata amount for any capacity used at the Landfill by the LLC through the date of dissolution of the LLC, plus interest thereon at 5% per annum from the date hereof until such amount is paid in full.

(c) Management Fee. Within five business days following such time as the LLC makes the Continuation Payment to MEA and continuing on the corresponding day of each month thereafter until thirty-six (36) monthly payments have been made, the LLC shall pay MEA an aggregate of $73,263.89 per month (the “Management Fee”).

(d) Tipping Fee. With respect to the first 1,200,000 tons of Soils received at the Landfill, in the event that Average Tipping Fees for any calendar month exceeds Nine Dollars ($9.00) per ton, the LLC shall pay to MEA 50% of such excess (multiplied by the total tons of Soils received at the Landfill during such month,) (“Excess Tipping Fee Revenue”).

(e) Additional Capacity Revenue Payment. In the event that the LLC receives revenue from the reuse at the Landfill of Soils in excess of 1,200,000 tons or Fines and Residuals in excess of 600,000 tons (“Additional Capacity”), the LLC shall pay 50% of such net revenues (net of operating costs, as definied in Section 3.01(g) below) to MEA (“Additional Capacity Revenue Payment”). Revenues associated with such Additional Capacity for Fines and Residuals shall be the actual third party rate and a deemed rate of $20 per ton for tons delivered by the LLC or its Affiliates.

(f) Engineering Fee. The LLC shall pay MEA a reasonable fee (based on market rates), as incurred, up to an aggregate amount of $1,000,000 for the Project, as designed to achieve the 600,000 tons of Fines and Residuals and 1.2 million tons of Soils, for all permitting, design and assessment services performed after the commencement of the Project (including associated engineering and legal and public relation fees) required in connection with the Project, (the “Engineering Fee”), as set forth in Exhibit 3.01(f), all of which services shall be provided by MEA hereunder. Subject to Section 3.02(c) below, in the event that the Engineering Fee exceeds $1,000,000, the LCC agrees to pay 100% of any such excess.

(g) Operating Fee. The LLC shall pay MEA a monthly operating fee to cover the operating costs of the Project reflected in the Budget, including the line items listed in the initial Budget attached hereto as Exhibit 6.03, up to a maximum aggregate amount of $1,550,000 per annum ($129,167 per month) (“Operating Fee”). Notwithstanding the foregoing, in the event that the Project proceeds without Fines and Residuals, the maximum annual amount of the Operating Fee to be paid by the LLC under this Section 3.01(g) of the Agreement will be reduced from $1,550,000 per annum to $1,200,000 per annum ($100,000 per month). Subject to Section 3.02(d) below, in the event that the Operating Fee exceeds such amounts, the LCC agrees to pay 100% of any such excess.

(h) Royalty Payments. The LLC shall pay the amount of any royalty payments to be made with respect to the Landfill, in an amount up to $1.25 per ton. Subject to Section 3.02(e) below, in the event that the Royalty Payments exceeds $1.25 per ton, the LCC agrees to pay 100% of any such excess.

(i) Capping Cost Payments. The LLC shall pay the costs associated with the Landfill Capping (“Capping Cost Payments”), up to a maximum of $4,800,000 plus $160,000 per acre of closure required by the DEP in excess of 26 acres. Subject to Section 3.02(f) below, in the event that the Capping Cost Payments exceeds such amount, the LCC agrees to pay 100% of any such excess.

(j) Indemnification Payments. The LLC shall pay fifty percent (50%) of any indemnity cost as set forth in Section 6.06(c) of this Agreement.

3.02 Adjustments to Fees Payable. The amounts payable by the LLC pursuant to Section 3.01 shall be subject to the following adjustments:

(a) In the event that the tonnage of Fines and Residuals from Casella is approved in any calendar month at the Landfill for less than 16,666 tons, the LLC shall reduce any payments in Sections 3.01(c), (d) and (e) owed by the LLC to MEA under this Agreement by an amount equal to (A) 16,666 minus the number of tons of Fines and Residuals actually received, multiplied by (B) $6.33.

(b) Tipping Fees. With respect to the first 1,200,000 tons of Soils received at the Landfill, in the event that Average Tipping Fees for any calendar month are less than Nine Dollars ($9.00) per ton, the LLC shall reduce any payments in Sections 3.01(c), (d) and (e) owed by the LLC to MEA under this Agreement in the amount of 50% of such shortfall (multiplied by the total tons received at the Landfill during such month).

(c) Excess/Reduced Engineering Fees. To the extent that the Engineering Fee exceeds $1,000,000, MEA shall pay to the LLC 50% of such excess fees. To the extent that the Engineering Fee is less than $1,000,000, the LLC and MEA shall share the amount of the savings on 50/50 basis.

(d) Excess/Reduced Operating Fee. To the extent that the Operating Fee for any month exceed the applicable amount for such month set forth in Section 3.01(g), MEA shall pay to the LLC 50% of such excess costs. At the end of the Project, to the extent that the Operating Fee is less than the applicable maximum aggregate amounts set forth in Section 3.01(g) above, the LLC and MEA shall share the amount of the savings on 50/50 basis.

(e) Excess/Reduced Royalty Payments. In the event that royalty payments exceed $1.25 per ton, MEA shall pay 50% of such excess. To the extent that the Royalty Payments are less than $1.25 per ton, the LLC and MEA shall share the amount of the savings on 50/50 basis.

(f) Excess/Reduced Capping Cost Payments. MEA shall pay 50% of any Capping Costs in excess of $4,800,000 plus $160,000 per acre of closure required by the DEP in excess of 26 acres. To the extent that the Capping Cost Payments are less than $4,800,000 plus $160,000 per acre of closure required by the DEP in excess of 26 acres, the LLC and MEA shall share the amount of the savings on 50/50 basis.

(g) Indemnification Payments. MEA shall pay fifty percent (50%) of any indemnity cost as set forth in Section 6.06(c) of this Agreement.

3.03 Performance Bond Costs. The LLC shall provide, and pay the costs associated with, a performance bond ox other financial assurance mechanism required by the City and/or DEP pursuant to the Contract (“Performance Bond Costs”) in such face amount(s), up to $1,500,000 in the aggregate for the Project, as may be required by the City and DEP in connection with the Project, the cost of which is included in the operating cost budget described in Section 6.03. In the event the Performance Bond Costs exceed such maximum amount, the exceedance shall be an Operating Fee subject to Section 3.02(d) above.

3.04 Right of Set-off. MEA hereby agrees that any amounts which may be payable by the LLC to MEA under Section 3.01 (other than Sections 3.01(a), (b), (f) and (g) thereof, may be set off against any amounts owed by MEA pursuant to this Agreement. Each year the LLC will perform a true-up of each month’s transactions to determine whether the reductions in payments (including as a result of the set-offs) were sufficient to meet the adjustments set forth above. In the event that any years’ cumulative adjustment is negative, it will be carried forward to the next year and will continue as an on-going adjustment to payments in subsequent years.

At the completion of the Project, if this adjustment remains negative, then MEA will refund such amount to the LLC to be applied to closure and any remaining obligations of the LLC.

3.05 Payment Timing. Except as expressly provided in this Article III, any payments to be made by either party to the other under this Article III shall be made within fifteen (15) days following the month in which Acceptable Materials are received at the Landfill.

ARTICLE IV

DISTRIBUTIONS

4.01 Distributions. All distributions by the LLC, whether in cash or in kind, shall be made to the Member.

ARTICLE V

ALLOCATION OF NET PROFITS AND NET LOSSES

5.01 Net Profits and Net Losses. All Net Profits and Net Losses of the LLC for any year (or other fiscal period) shall be allocated to the Member.

ARTICLE VI

MANAGEMENT

6.01 Management by Manager.

(a) Manager Authority. The LLC shall, to the extent expressly set forth in this Agreement, be managed by the Manager, which shall, to such extent, have the exclusive power and authority to manage the business and affairs of the LLC and to make all decisions with respect to the LLC; provided, however, that the Manager shall not take any action that is inconsistent with the specific authority given to the Manager, as described in Section 6.02 (Project Authority). Except with respect to the Project Authority expressly granted to the Manager or the Member, all other Project Authority and other power and authority of the LLC shall be exercised by the mutual agreement of the Manager and the Member. Decisions made or actions taken by the Manager in accordance with the foregoing and with the other provisions of this Agreement shall constitute decisions or actions by the LLC and shall be binding on the LLC. In performing its responsibilities hereunder, including its Project Authority, the Manager shall act in good faith in the best interests of the LLC and its Member.

(b) Designation of Manager. The Manager of the LLC shall at all times be MEA.

(c) Casella Operations Officer. To improve the efficiency of communications between the Member and the Manager, specifically with respect to the general performance of the Project, the Member shall designate an individual who will be the “Casella Operations Officer.” The Casella Operations Officer shall be designated within 14 days after the execution of this Agreement. The precise role and authority of the Casella Operations Officer shall be determined by the Member. The Member may remove and replace the Casella Operations Officer at any time upon written notice to MEA.

6.02 Project Authority. The Manager and Member may fully exercise their respective designated Project Authority independently without the consent of the other party; provided, however, that the Manager and Member must each exercise its Project Authority in strict conformity with the Approved Budget and all other provisions of this Agreement. Project Authority is hereby designated as follows:

(a) Manager. The Manager shall be obligated to take the following actions on behalf of the LLC, and in connection therewith, shall have all power and authority necessary to fully perform, or cause its Affiliate to perform, such obligations, except as expressly set forth in this Agreement:

(i) All necessary permitting, design and assessment services (including associated engineering and legal fees) required in connection with the Project;

(ii) Day-to-day operation of the Project; provided, however, that (A) in performing the foregoing, no capital equipment costing more than $5,000 may be purchased without the Member’s or Casella Operation Officer’s written consent if not previously reflected in the Approved Budget; and (B) the performance of the Landfill Capping shall not be within the Project Authority of MEA and shall be specifically retained by the Member; provided, however, that MEA shall perform all engineering services related to the Landfill Capping subject to Casella’s right to review personnel and based on market rates (such services being included within the term “Landfill Capping” and the costs thereof being included in the term “Capping Cost Payments”), and MEA and the LLC shall mutually prepare the bid specifications and contracts for the Landfill Capping, and shall mutually design and implement the contractor bidding and selection process for the Landfill Capping, and MEA shall have a right of first refusal (which shall be exercised in writing by MEA to the LLC within 10 days following the completion of the bid process) to be selected to perform the closure obligations pursuant to a separate agreement on the terms set forth in the bid specifications.

(iii) All interaction and communication with the City, and with residents of the City, particularly with such residents who reside in close proximity to the Landfill; provided, however, that the foregoing shall not preclude the Member from interacting or communicating with the City after consultation between the Manager and Member; and

(iv) Acting as agent for purposes of sourcing, for reuse and placement of Acceptable Materials at the Project, all of the permitted capacity of the Landfill, other than Casella Reserved Acceptable Materials which such Casella Reserved Acceptable Materials have not been released in writing by Casella to MEA (such amount of Acceptable Materials to be arranged by MEA, the “Available Capacity”). In so acting as agent, MEA shall use commercially reasonable efforts to achieve a tipping fee for all Soils of at least Nine Dollars ($9.00) per ton and a tipping fee for all Fines and Residuals of at least Twenty Dollars ($20.00) per ton. Notwithstanding the foregoing, Casella shall have the right to act as an additional agent for the Project (and the Member shall have all Project Authority solely with respect to the sourcing of such Soils) if (A) MEA has not brought into the Project sufficient Soils to meet any DEP-required ratios (taking into account the Fines and Residuals being reused at the Project); or (B) MEA has not brought into the Project sufficient Soils to allow for a commencement of Landfill Capping not later than the first anniversary of the date Acceptable Materials are first accepted for reuse at the Project, or for completion of such Landfill Capping not later than the third anniversary of the date Acceptable Materials are first accepted for reuse at the Project.

(v) All other obligations required of MEA under the Contract to the extent not expressly reserved to the Member hereunder;

(vi) Notwithstanding the provisions of Section 6.02(a)(iv), if MEA, without the prior written consent of the Member, causes Acceptable Materials to be delivered to the Project in amounts which result in Casella having to redirect any of the Casella Reserved Acceptable Materials (which such redirected amounts could otherwise have been brought into the Landfill under then-issued Permits), then MEA shall pay Casella’s reasonable diversion cost as liquidated damages.

(b) Member. The Member (but not the Casella Operations Officer) shall have all power and authority necessary to fully perform the following obligations, and to exercise the following rights, of the Member independently and without consent of the Manager:

(i) The obligation, set forth in Section 3.03 above, to provide the Performance Bond or other financial assurance mechanism required by DEP and the City in the face amount(s) required by DEP and the City;

(ii) The sole right, but not the obligation, to deliver to the Landfill up to an aggregate maximum of the Casella Reserved Acceptable Materials, at a Upping fee of $20 per ton; and

(iii) The obligation to fund and perform the Landfill Capping in accordance with approved closure plans, subject to the terms set forth in Section 6.02(a)(ii) hereof.

6.03 Budget.

(a) For each of the LLC’s fiscal years (or portions thereof) for so long as the LLC continues in existence hereunder, the Member and MEA shall collectively adopt an annual operating budget, a capital expenditure budget, and a business plan and operational plan, (collectively, the “Budget”) in accordance with the provisions of Section 6.03(b) through (d) below. The initial Budget of the LLC is set at $1,550,000 annually and is attached hereto as Exhibit 6.03 and made a part hereof.

(b) Each Budget shall be approved by the Member and MEA not more than 30 days prior to the commencement of the fiscal year of the LLC covered by the relevant Budget. Each proposed Budget shall be in substantially the same form as Exhibit 6.03 and shall include and set forth:

(i) a proposed detailed operating budget and capital budget for the next fiscal year of the LLC, including line items and schedules of each aspect of the activities of the LLC, projected income, expenditures and expenses of the LLC, and all other direct costs of the LLC, including all estimated costs and expenses of the LLC in connection with (A) the operation of the Project; (B) the Landfill Capping; (C) Royalty Payments; and (D) all other anticipated LLC liabilities, as well as a reserve for contingencies;

(ii) projections as to any and all cash requirements and/or financing needs for the next fiscal year of the LLC, including detailed schedules of the amounts and timing of such cash requirements and any anticipated financing proceeds; and

(iii) such supporting documents as may reasonably be requested by the Member or MEA for purposes of verifying the accuracy, appropriateness and reasonableness of the particular Budget submitted, all in such detail as the Member or MEA may reasonably request.

Each proposed Budget shall contain sufficient information and detail so as to fairly advise the Member and MEA as to its contents and to permit the Member and MEA to make informed decisions regarding the same.

(c) Any proposed Budget, as initially submitted or revised, that is approved by the Member and MEA, shall be deemed to have been approved by and for the LLC and MEA for all purposes hereof and shall thereafter constitute the “Approved Budget” for the fiscal year of the LLC in question. Until a proposed Budget becomes an Approved Budget as set forth above, the LLC’s business shall continue to be managed and operated in accordance with the last Approved Budget until a new Budget is approved by the Member and MEA as set forth above, and such last Approved Budget shall be deemed to be the Approved Budget for the fiscal year in question until a new Budget is approved therefor.

(d) MEA may, at any time, prepare and submit (or cause to be prepared and submitted) to the Member any proposed amendments or modifications to the Approved Budget then in effect, in a format consistent therewith, together with a detailed explanation thereof and reasons therefor. If (and to the extent) approved by the Member and MEA, such amendments shall be incorporated into and become part of the Approved Budget for the remainder of the LLC’s fiscal year in question (and all references herein to an Approved Budget shall be deemed, where appropriate, to be references to such Approved Budget as modified by any amendment thereof approved by the Member and MEA).

6.04 Binding the LLC. All deeds, leases, contracts, bonds, notes, checks, drafts or other obligations to be made, accepted or endorsed by the LLC, as any of the foregoing shall be approved by the Manager and/or the Member in accordance with the provisions of this Agreement, shall be signed by the Member.

6.05 Landfill Gas-to-Energy Project.

(a) To the extent that such rights are available to MEA or the LLC pursuant to the Contract or otherwise (and the Member and MEA agree to use commercially reasonable efforts to procure such rights), Casella shall have the right to develop, either alone or with third parties, a landfill gas-to-energy program at the Project. To the extent permitted by law, Casella shall allocate to MEA 50% of any tax credits under Sections 29 and 45 of the Code (and their successor provisions) obtained by Casella, its Affiliates or the LLC directly arising from any such landfill gas-to-energy program at the Landfill. To the extent such allocation of such tax credits to MEA is not permitted by law, Casella shall pay to MEA the cash equivalent of 50% of the tax benefit actually realized by Casella from any such tax credits within thirty days following the filing of any tax return claiming any or all of such available tax credits. Any such program shall not be a part of the Project, and the LLC (or MEA, as applicable) shall use commercially reasonable efforts to cause all landfill gas from the Landfill to be supplied to Casella at no charge. To the extent that Casella or its Affiliates seek to obtain engineering services from a third-party within the expertise of MEA specifically limited to the site-specific development of any such gas-to-energy program at the Project, Casella shall give MEA a right of first refusal to perform such services on the terms set forth in the bid specifications prepared by Casella with respect to such services. Such right of first refusal shall be exercised within 20 days after delivery of the bid specification package to MEA.

6.06 Exculpation: Standards of Conduct: Indemnification.

(a) No (i) Member or Manager, (ii) stockholder, director, officer, member, manager, partner, agent, representative, employee or Affiliate of a Member or Manager, or (iii) officer of the LLC (each such person, an “Exculpated Person”) shall have any liability to the LLC or to any other Person who is a Member or Manager for any loss suffered by the LLC or such other Person which arises out of any action or inaction by such Exculpated Person if such Exculpated Person so acted or omitted to act in the good faith belief that such course of conduct was in, or was not opposed to, the best interests of the LLC and such course of conduct did not constitute a default under this Agreement or gross negligence or willful misconduct of such Exculpated Person.

(b) Subject to the provisions of Section 6.06(a), the Member’s and the Manager’s respective obligations to each other and to the LLC shall be carried out by the Member and the Manager in good faith and with ordinary prudence and in a manner characteristic of business persons in similar circumstances. The Member and the Manager acknowledge and agree that the relationship between them is, to the maximum extent permissible under the Act, contractual in nature and not fiduciary. Accordingly, pursuant to Section 8(b) of the Act, the Member and the Manager agree that to the maximum extent permissible under the Act, (i) the Member’s and Manager’s fiduciary and any other similar duties and obligations to the LLC or any other Member or Manager (if any) shall be eliminated (or, if complete elimination of such duties and obligations is deemed to be not permissible under the Act, then reduced to the maximum extent permissible) hereby, and (ii) no Member or Manager shall have any fiduciary or any other similar duties or obligations to any other Person by virtue of the Member’s or Manager’s execution or performance of the terms of this Agreement (or, if complete elimination of such duties and obligations is deemed to be not permissible under the Act, then such duties and obligations shall be reduced to the maximum extent permissible), except as may be otherwise expressly provided herein.

(c) Pursuant to Sections 3.01(j) and 3.02(g) of this Agreement, each Exculpated Person and the LLC (each, an “Indemnified Person”) shall be indemnified against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by such Indemnified Person with respect to actions taken by it in the performance of its duties under this Agreement; provided, however, that no indemnification shall be provided for any Exculpated Person’ or the LLC with respect to any matter as to which such person shall have been adjudicated in any proceeding (i) not to have acted in the good faith belief that the relevant action was in, or was not opposed to, the best interests of the LLC or (ii) to have been in default of this Agreement. Without limiting the foregoing, such indemnification shall include payment of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the relevant Indemnified Person to repay such payment if such Indemnified Person shall be adjudicated not to be entitled to indemnification under this Section 6.06, Any indemnification to be provided hereunder may be provided although the Indemnified Person to be indemnified is no longer serving in the capacity giving rise to such Indemnified Person’s right to indemnification hereunder.

(d) Notwithstanding the foregoing, no Indemnified Person shall be indemnified for any losses, liabilities or expenses to the extent (but only to the extent) such indemnification is prohibited by applicable law.

6.07 Intellectual Property Rights.

(a) The LLC and MEA hereby agree that the LLC and MEA shall own an equal and undivided interest in and joint title to any resulting copyright and patent rights (“Intellectual Property Rights”) which are made and conceived by the LLC or MEA in the performance of the Project. Each of the LLC and MEA agrees to assign and does hereby assign to each other a joint ownership interest, without duty to account, in and to all discoveries, inventions, improvements, enhancements, processes, methods, techniques, developments, software, and works of authorship, whether patentable or not, which are created, made, conceived or reduced to practice by it or under its direction or jointly with others in the performance of the Project (all of which are collectively referred to in this Agreement as “Developments”). However, this paragraph 6.07(a) shall exclude Developments which were not specifically first made, conceived or reduced to practice at the Project, which are and shall remain the property of the original owner thereof. Such exclusion includes any intellectual property rights relating to any gas-to-energy project as may be developed at the Landfill, which shall be owned exclusively by the LLC and Casella.

(b) Except as expressly provided herein or in the Agreement, neither Member will have any obligation to the other to account for or share any profits or other benefits that it may realize from the development of the Intellectual Property Rights.

6.08 Insurance. MEA shall, in accordance with the Budget, procure and maintain on behalf of the LLC all necessary insurance for the Project, including without limitation, liability and workers’ compensation insurance, in such amounts as is jointly agreed by the Member and MEA, the cost of which shall be reflected in the Approved Budget, except that the MBA and the LLC shall each pay 100% of any of their respective costs for any required worker’s compensation insurance. Prior to the opening of the Landfill, MEA shall deliver to the Member a certificate of insurance evidencing all agreed upon coverage. Such insurance coverage shall evidence the LLC and the Member as additional insured entities and shall provide for written notification to the Member by the insurer not less than 30 days prior to cancellation, expiration or modification.

ARTICLE VII

FISCAL MATTERS; INFORMATION

7.01 Financial and Other Reports; Audit Right. The LLC and the Manager shall keep true, accurate and complete financial records, including all relevant back-up detail, relating to the Contract, the Project and the LLC, and shall maintain such records for not less than such period or periods as may be required by any applicable laws and regulations, but in no event less than a period ending two years after release of the Landfill Capping obligations under the Performance Bond. The LLC and the Manager, shall prepare or cause to be so prepared, in each case at the LLC’s expense, such financial and other reports as are reasonably necessary to verify the amounts paid or to be paid pursuant to the terms of this Agreement, including without limitation the amounts set forth in Article III hereof.

In addition, the LLC and the Manager shall have the right on a quarterly basis to audit the financial records of the LLC or the Manager upon not less than three business days’ advance notice at the offices of the respective LLC or Manager or at such other location as may be reasonably agreed by the parties. This right will survive for one year following the final payment made or due to be made pursuant to this Agreement, including without limitation any payment made or due to be made following the termination or expiration of the Contract. If any such audit discloses a shortfall in the amounts actually paid to the Manager, the amount of such shortfall shall be paid by the respective party within five days after the completion of the audit. The costs of any such audit shall be shared evenly between the LLC and the Manager.

7.02 Fiscal Year. The fiscal year of the LLC shall end on December 31 of each year.

7.03 Confidentiality. Unless otherwise determined in writing by the Member and the Managers, each of the Member and the Managers (each, a “Receiving Party”) shall hold in strict confidence any information it receives regarding the LLC, its business or the business of the other Person who is a Member or Manager (or their respective Affiliates) (each, a “Disclosing Party”), whether such information is received from the LLC, any other Member or its Affiliates, or another Person; provided, however, that such restrictions shall not apply to:

(a) information that is or becomes available to the public generally without breach of this Section 7.02;

(b) disclosures which are, in the opinion of the Receiving Party after consultation with counsel and (to the extent not prohibited by law) the Disclosing Party, required to be made by applicable laws and regulations, stock exchange requirements or requirements of the Nasdaq National Market or the National Association of Securities Dealers, Inc.;

(c) disclosures required to be made pursuant to an order, subpoena or legal process;

(d) disclosures to officers, directors, or employees of such Receiving Party (or its Affiliates) and to auditors, counsel, and other professional advisors to such Persons or to the LLC (provided, however, that such Persons have a need to know and have been informed of the confidential nature of the information, and, in any event, the Receiving Party shall be liable for any failure by such Persons to abide by the provisions of this Section 7.02); or

(e) disclosures in connection with any litigation or dispute among the Member and MEA;

and provided further that any disclosure pursuant to clause (b), (c), (d) or (e) of this sentence shall be made subject only to such procedures as the Receiving Party making such disclosure determines in good faith are reasonable and appropriate in the circumstances, taking into account the need to maintain the confidentiality of such information and the availability, if any, of procedures under laws, regulations, subpoenas, or other legal process and following notification and consultation with the Disclosing Party. Each Receiving Party acknowledges that disclosure of information in violation of the provisions of this Section 7.02 would cause irreparable harm to the Disclosing Party for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Receiving Party agrees that its obligations under this Section 7.02 may be enforced by specific performance and that breaches or prospective breaches of this Section 7.02 may be enjoined.

ARTICLE VIII

TRANSFERS OF INTERESTS IN LLC AND MANAGER

8.01 General Restrictions on Transfer. The Member may not Transfer all or any part of its interest in the LLC (including the interest of an assignee within the meaning of Section 36 of the Act) to any Person except with the prior written approval of MEA, the granting or denying of which approval shall be in MEA’s sole and absolute discretion; provided, however, that the Member may pledge its interest in the LLC as security for its debt obligations as may be outstanding from time to time. MEA may not assign its rights under this Agreement or, prior to such time as the LLC makes the Continuation Payment, undergo any change of control, except with the prior written approval of the Member, the granting or denying of which approval shall be in the Member’s sole and absolute discretion. Any Transfer, assignment or change of control in contravention of the foregoing sentence or any other provision of this Agreement shall be null and void and ineffective for the intended purpose, and shall not bind, or be recognized by, the

Member or MEA affected hereby, and any transferee or assignee in such transaction shall not be or be treated as or deemed to be a Member or Manager (or an assignee of any interest therein) for any purpose. If the Member or MEA shall at any time attempt or purport any such Transfer, assignment or change of control in contravention of any of the provisions of this Agreement, then MEA or the Member, as the case may be, shall, in addition to all rights and remedies at law and equity, be entitled to a decree or order restraining and enjoining such transaction, and the offending Member or MEA, as the case may be, shall not plead in defense thereto that there would be an adequate remedy at law, it being expressly hereby acknowledged and agreed that damages at law would be an inadequate remedy for a breach or threatened breach of the provisions of this Agreement concerning such transactions.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.01 Notices. All notices and other communications hereunder shall be (i) in writing, (ii) delivered (a) personally, by facsimile (receipt confirmed) or reputable overnight delivery service providing a receipt for delivery, and addressed, if to the LLC (or a specified officer thereof), at the LLC’s principal office, and if to the Member or MEA, at the last address of record on the books of the LLC, with copies of such notices sent to the last address for the recipient which is known to the sender, if different from the address so specified, or (b) by e-mail or similar electronic means, but only with confirmation by one or more methods permitted under clause (ii)(a) of this sentence, and (iii) and shall be considered delivered and effective upon receipt (with respect to notices given pursuant to clause (ii)(b) of this sentence, upon receipt of the confirmation required thereby) by the party so notified.

9.02 Word Meanings; Schedules. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The word “including” (and grammatical variations thereof) shall be construed to mean “including, without limitation” (and grammatical variations thereof), and shall not be interpreted so as to imply exclusivity or comprehensive listing, unless the context otherwise requires. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires. References to Articles, Sections and Schedules shall be construed as references to the Articles and Sections of, and the Schedules to, this Agreement, in each case unless the context otherwise requires. All such Schedules shall be deemed to be, and constitute, an integral part hereof for all purposes.

9.03 Binding Provisions. Subject to the restrictions on Transfers, assignments and changes in control set forth herein, the covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, legal representatives, successors and assigns.

9.04 Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Massachusetts, including the Act, as interpreted by the courts of Massachusetts, notwithstanding any rules regarding choice of law to the contrary.

9.05 Arbitration.

(a) The Member and MEA agree that any and all legal disputes, controversies or claims arising out of or relating to any provision of this Agreement, or the enforcement, interpretation or breach hereof (other than any dispute, controversy or claim with respect to which this Agreement provides for injunctive relief, which relief may be obtained without reference to this Section 9.05) shall be resolved by agreement between the Member and MEA or, if notice is given by either the Member or MEA as provided below and the matter is not settled within 30 days thereafter, by reference to arbitration in accordance with the Commercial Arbitration Rules, as amended from time to time, of the American Arbitration Association (the “AAA”) and the following provisions; provided, however, that the provisions of this Section 9.05 shall prevail in the event of any conflict with such Rules. Each of the Member and MEA (each, a “Disputing Party”) shall, within 30 days after the giving of notice by one Disputing Party to the other Disputing Party of its desire to refer the matter in dispute to arbitration, appoint one arbitrator, and both of the arbitrators so appointed shall, within 20 days after the second of their respective appointments, then appoint a third arbitrator as a neutral and impartial arbitrator, and the third arbitrator so appointed, acting singly, shall constitute the arbitration panel. If either Disputing Party fails to appoint its arbitrator within said 30-day period, the other Disputing Party may petition the office of the AAA whose jurisdiction includes the principal place of business of the LLC (the “Appointing Authority”) for appointment of such arbitrator, and the Disputing Parties shall be bound by the selection of the Appointing Authority. If the two arbitrators so appointed fail to agree on a third arbitrator, either Disputing Party may petition the Appointing Authority for appointment of said third arbitrator, and the Disputing Party shall be bound by the selection of the Appointing Authority. If any person appointed as arbitrator shall die, fail to act, resign, become disqualified, or be removed by the Person appointing him before his responsibilities hereunder are fulfilled, the Person who appointed him shall, within 15 days after such death, failure to act, resignation, disqualification or removal, appoint a substitute arbitrator. If such substitute appointment is not made within 15 days, any Disputing Party may petition the Appointing Authority for appointment of such substitute arbitrator, and such appointment shall be binding on the Disputing Parties. Any such arbitration proceedings shall be held in Boston, Massachusetts. The arbitration panel may consult with and engage disinterested third parties, including attorneys, accountants and other consultants, to advise the panel. The written decisions and conclusions of the arbitration panel with respect to the matters referred to them pursuant hereto (but solely with respect to such matters) shall be final and binding on the Disputing Parties, and the parties hereby waive any and all rights of appeal, except that said written decision may be confirmed or enforced by any court having jurisdiction upon application of any party to the arbitration proceeding. The costs and expenses inclined in the course of such arbitration shall be borne by the parly against whose favor the decisions and conclusions of the arbitration panel are rendered; provided, however, that, if the arbitration panel determines that its decisions are not rendered wholly against the favor of any one party, the arbitration panel shall be authorized to apportion such costs and expenses in a matter that it deems fair and just in light of the merits of the dispute and its resolution.

9.06 Counterparts. This Agreement may be executed in several counterparts and as so executed shall constitute one agreement binding on all parties hereto, notwithstanding that all of the parties have not signed the same counterpart.

9.07 Separability of Provisions. Each provision of this Agreement shall be considered separable. To the extent that any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act (and, if the Act is subsequently amended or interpreted in such manner as to make effective any provision of this Agreement that was formerly rendered invalid, such provision shall automatically be considered to be valid from the effective date of such amendment or interpretation).

9.08 Article and Section Titles. Article and section titles are included herein for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

9.09 Amendments. This Agreement may be amended or modified upon the joint written consent of the Member and the Manager.

9.10 No Third Party Beneficiaries. The provisions of this Agreement are not intended to be for the benefit of any creditor (other than a Member or Manager who is a creditor) or other Person (other than a Member or Manager or an officer of the LLC in his capacity as such) to whom any debts, liabilities or obligations are owed by (or who otherwise has any claim against) the LLC, the Manager or the Member, and no such creditor or other Person shall obtain any rights under this Agreement or shall, by reason of this Agreement, make any claim in respect of any debt, liability or obligation (or otherwise) against the LLC or the Member. Notwithstanding the foregoing, each Exculpated Person that is not a party to this Agreement shall be deemed to be an express third party beneficiary of this Agreement for all purposes relating to such Person’s indemnification and exculpation rights hereunder.

9.11 Publicity. Unless required by law, The Member and Manager shall not make, or cause to be made, any press release or public announcement in respect of this Agreement or the Project, or otherwise communicate with any news media, without the prior written consent of the other, and the Member and Manager shall cooperate as to the timing and content of any such press release or public announcement.

9.12 Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. The Member and MEA hereby further agree that the Member and MEA shall be entitled to rely on the provisions of this Agreement, and neither the Member nor MEA shall be liable to the LLC or the Member or MEA for any action or refusal to act taken in good faith reliance on the terms of this Agreement.

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IN WITNESS WHEREOF, the Member and the Manager have executed this Agreement as of the date first above written.

MEMBER:

CASELLA WASTE SYSTEMS, INC.

By:	/s/ James W Bohlig

Name:	James W Bohlig

Title:	President

MANAGER:

MASS ENVIRONMENTAL ASSOCIATES, INC.

By:
Patrick J. Hannon, President

IN WITNESS WHEREOF, the Member and the Manager have executed this Agreement as of the date first above written.

MEMBER:

CASELLA WASTE SYSTEMS, INC.

By:	/s/ James W Bohlig

Name:	James W Bohlig

Title:	President

MANAGER:

MASS ENVIRONMENTAL ASSOCIATES, INC.

By:	/s/ Patrick J. Hannon
Patrick J. Hannon, President